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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  FORM 12b-25

                                                   Commission File Number 1-5759
                                                      CUSIP Number:  112525 10 0


                          NOTIFICATION OF LATE FILING

 (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
              [ ]  Form N-SAR

For Period Ended:  December 31, 1995

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ______________________________________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: N/A


                        PART I.  REGISTRANT INFORMATION

Full name of registrant:          BROOKE GROUP LTD.

Former name if applicable:

Address of principal executive office:     100 S.E. SECOND STREET

City, State and Zip Code:  MIAMI, FLORIDA  33131


                        PART II.  RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
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         day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
         and

[ ] (c) The accountants's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III.  NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Financial information from one of the registrant's consolidated subsidiaries has not been finalized, and as a result the registrant has experienced delays in completing its consolidated financial statements for the fiscal year ended December 31, 1995. This inability to finalize the consolidated financial statements has also prevented the registrant from completing related disclosures throughout the report.

                          PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this negotiation.

         GERALD E. SAUTER             305              579-8000
         ----------------             ---              --------
             (Name)               (Area code)      (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                               BROOKE GROUP LTD.
                 (Name of registrant as specified in charter.)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 1, 1996               By:  /s/ Gerald E. Sauter
                                       ---------------------
                                       Gerald E. Sauter
                                       Vice President,
                                         Chief Financial Officer
                                         and Treasurer
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BROOKE GROUP LTD.
FORM 12b-25
REPORT ON FORM 10-K FOR THE
  FISCAL YEAR ENDED DECEMBER 31, 1995
APRIL 1, 1996


PART IV - OTHER INFORMATION - SECTION 3


The registrant currently estimates that it will report consolidated results of operations substantially as follows:

                                                          Year Ended
                                                December 31,       December 31,
                                                     1995              1994
                                               --------------------------------
(Loss) from continuing operations              $ (45,000,000)     $ (18,000,000)

Income from discontinued operations               21,000,000        175,000,000

Extraordinary loss                                (8,000,000)       (48,000,000)
                                               -------------      -------------

         Net (loss) income                     $ (32,000,000)     $ 109,000,000
                                               =============      =============

The change in net income results primarily from the difference in the amount of income from discontinued operations in the years 1994 and 1995.

In 1995, the registrant recognized income from discontinued operations of $7,000,000 from New Valley Corporation ("New Valley") and $13,000,000 from SkyBox International Inc. ("SkyBox"). This is compared to 1994, when the registrant recognized $139,000,000 from discontinued operations, primarily from the sale of New Valley's money transfer business and $31,000,000 from SkyBox.

Losses from continuing operations in 1995 include a tax provision of $5,000,000, compared to a tax benefit in 1994 of $25,000,000.